

September 6, 2012

<u>Via E-Mail</u>
James R. Maronick
Chief Financial Officer
Solitario Exploration & Royalty Corp
4251 Kipling Street
Suite 390
Wheat Ridge, CO   80033

> **Re: Solitario Exploration & Royalty Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-32978**

Dear Mr. Maronick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page 58

1. We note that the auditor's report included in your Form 10-K is missing the conformed signature of the independent registered public accounting firm. Please revise the Form 10-K to provide an accountant's report with a conformed signature. This comment also applies to the accountant's consent, filed as Exhibit 23.1. Refer to Rule 2-02(a) of Regulation S-X and Item 302 of Regulation S-T.

Item 9A. Controls and Procedures, page 87

2. Confirm to us that you will disclose in future Exchange Act filings whether or not there were any changes in your internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202.551.3871 if you have questions regarding these comments .

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining